FORM OF CUSTODIAL AGREEMENT	Exhibit (j)(1)

WELLS FARGO BANK, N.A.

CUSTODIAL AGREEMENT

This Agreement, is made by and between Wells Fargo Bank, N.A. (“Wells Fargo”), and Evercore Investment Corporation, a Maryland corporation (the “Principal”), in regard to the custody of certain assets of the Principal.

Principal wishes to appoint a custodian to hold certain assets of the Principal pursuant to the direction of the Principal. Therefore, the parties hereto agree as follows:

1.	Appointment and Acceptance. Principal hereby appoints Wells Fargo, and Wells Fargo hereby accepts its appointment, as Custodian of certain assets of the Principal (the “Account”). The Account shall consist of those assets, which the Principal notifies Wells Fargo shall be included in the Account, together with the income, proceeds and profits thereon. Wells Fargo will act as the Custodian for the purposes, to the extent, and in the manner and within the limitations set forth in this Agreement.

2.	Services of Custodian. Wells Fargo shall:

2.1	Open and maintain a custody account in the name of Principal and hold in such account all cash and securities initially deposited plus any additional cash and securities that may be received from Principal or pursuant to the direction of the Principal from time to time for deposit to the Account. Wells Fargo shall not be responsible for the collection or enforcement of collection of contributions to the Account.

2.2	Act upon written direction from the Principal or from investment managers duly appointed in writing by the Principal.

2.3	Settle securities transactions for the Account with brokers or others in accordance with the written direction of the Principal or duly appointed investment manager.

2.4	Be responsible for the collection of all investment income relating to the assets in the Account and providing for the daily investment thereof.

2.5	Present for payment all maturing securities or any securities called for redemption and collect proceeds therefrom.

2.6	Deliver cash or securities as the Principal may direct in writing.

2.7	Deliver proxy and other materials for securities held in the Account, including offers to tender or exchange such securities, to the Principal or otherwise as the Principal may direct in writing.

3.	Powers of the Custodian. The Custodian is authorized and empowered to:

3.1	Hold assets in the name of the nominee selected by the Custodian or such other nominee name as the Principal or investment manager may direct in writing.

3.2	Employ agents other than persons on its regular payroll and delegate to them such ministerial and other non-discretionary duties as it sees fit and to rely upon such information furnished by such agents.

3.3	Make, execute, acknowledge, and deliver any and all documents of transfer and conveyance and any other instruments that may be necessary or appropriate to carry out the custodianship duties and powers.

4.	Accounting Reports. Wells Fargo will send to Principal periodically, an itemized statement showing the funds and securities held in the Account as of the last day of the quarter and all debits, credits and transactions in the Account since the date of the last statement. On request, Wells Fargo will provide the Principal with an analysis of the performance of the accounts, portfolios, and similar items held in the Account.

5.	Custodian’s Protection. Wells Fargo shall not be liable for any acts, failures to act, actions or decisions made in regard to the Account assets by any prior fiduciaries or custodians prior to the effective date of this Agreement, or by any fiduciary or custodian with respect to Principal’s assets not held in the Account. Principal agrees to reimburse, indemnify and hold Wells Fargo harmless from and against any and all liability, loss, claim, damage or expense, including taxes, other governmental charges, and reasonable legal fees which may be imposed, assessed or incurred against the Account or against Wells Fargo by reason of its acting as custodian and following directions as contemplated by this Agreement. This indemnity does not extend to any liability, loss, claim, damage or expense arising from the alleged negligence, malfeasance or violation of applicable law or regulation or fraud or alleged fraud on the part of Wells Fargo, its officers, agents or employees. Wells Fargo, it affiliates, and their officers, directors, employees or agents shall not be liable to Principal for any actions or failures to act or for any errors of judgments made in good faith.

6.	Fees. Wells Fargo shall be paid compensation and fees for its services under this Agreement according to the Fee Schedule attached hereto as Exhibit A, as amended from time to time in writing by the parties. Such compensation and fees may be paid from the Account if not paid by the Principal within thirty days after Wells Fargo mails a written invoice to the Principal.

7.	Amendment and Termination. This Agreement may be amended at any time in writing in such manner as may be mutually agreed upon by Wells Fargo and Principal. It may be terminated at any time by either Wells Fargo or Principal upon thirty days written notice to the other or as otherwise agreed by the parties. As soon as administratively feasible following the effective date of such termination, Wells Fargo shall deliver the assets of the Account to the Principal or successor custodian appointed by the Principal and shall have no further custodial responsibilities for the assets in the Account.

8.	Authorized Persons. The Principal and each duly appointed investment manager shall furnish to Wells Fargo a written certification of the names and specimen signatures of individuals authorized to communicate with Wells Fargo on behalf Principal or such investment manager concerning the assets of the Account. Wells Fargo shall be entitled to rely on the oral direction as confirmed in writing or written direction of such persons.

9.	Notices. Notice to Wells Fargo shall be directed and mailed as follows:

Wells Fargo Bank, N.A.

Notice to Principal shall be directed and mailed as follows:

Evercore Investment Corporation

100 Wilshire Blvd., Suite 1230

Santa Monica, CA 90401

Attn: Chief Financial Officer

10.	Severability. If any provisions of this Agreement are held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision, and this Agreement shall be construed and enforced as if such provisions had not been included.

11.	Assignment. No assignment of this Agreement shall be made by either party without written consent of the other.

12.	Section Headings. The headings of sections in this Agreement are inserted for convenience and reference and shall not be deemed to be a part of or used in the construction of this Agreement.

13.	Governing Law. This Agreement and all transactions hereunder shall be governed by, interpreted, construed and enforced in accordance with the laws of the State of California.

14.	Successors and Assigns. This Agreement shall bind the successors and assigns of Principal and shall bind the successors and assigns of Wells Fargo.

15.	Effective Date. This Agreement shall be effective on , 2004.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

Principal EVERCORE INVESTMENT CORPORATION

By
Name:
Title:

Custodian WELLS FARGO BANK, N.A.

By
Name:
Title:

By
Name:
Title:

[Signature page to Custodial Agreement]